Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116779

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, ISSUED OCTOBER 4, 2004

PROSPECTUS SUPPLEMENT (to Prospectus dated September 20, 2004)

                             Shares

General Mills, Inc.

Common Stock

        Diageo US Limited is offering                      shares of our common stock in an underwritten offering. General Mills will not receive any proceeds from the sale of the shares of our common stock being sold by the selling stockholder.

      Our common stock is listed on The New York Stock Exchange under the symbol “GIS.” The last reported sale price of our common stock on The New York Stock Exchange on October 1, 2004 was $45.30 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8.

PRICE $          PER SHARE

	Per Share	Total

Public offering price	$	$
Underwriting commission	$	$
Proceeds, before expenses, to selling stockholder	$	$

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Citigroup	Morgan Stanley
Merrill Lynch & Co.

Lehman Brothers

                    , 2004

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

      All references to “General Mills,” “we,” “us” and “our” are to General Mills, Inc., and not to its subsidiaries.

      All references in this prospectus supplement to “$,” “U.S. Dollars” and “Dollars” are to United States Dollars.

      Trademarks and servicemarks in this prospectus supplement and accompanying prospectus are set forth in capital letters and are owned or licensed by us or our subsidiaries.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

      You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover.

      Neither we, the selling stockholder nor anyone acting on our or the selling stockholder’s behalf is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

SUMMARY

      This summary contains a general overview of the information in this prospectus supplement and accompanying prospectus. This summary may not contain all of the information that is important to you. You should carefully consider the information contained in or incorporated by reference in this prospectus supplement and accompanying prospectus, including the information set forth under the heading “Risk Factors‘ beginning on page S-8.

General Mills

Our Business

      We are a leading manufacturer and marketer of packaged consumer foods. We market our products primarily through our own sales organizations, supported by advertising and other promotional activities. We primarily distribute our products directly to retail food chains, cooperatives, membership stores and wholesalers. Our fiscal year ends on the last Sunday in May. All references to our fiscal years are to our fiscal years ending on the last Sunday in May of each such period.

      We were incorporated under the laws of the State of Delaware in 1928. On May 31, 2004, we employed approximately 27,580 persons worldwide. Our principal executive offices are located at Number One General Mills Boulevard, Minneapolis, Minnesota 55426; telephone number (763) 764-7600. See “Where You Can Find More Information About General Mills” for details about information incorporated by reference into this prospectus supplement and the accompanying prospectus.

Business Segments

      Our businesses are divided into three reportable segments:

•	U.S. Retail;

•	Bakeries and Foodservice; and

•	International.

      U.S. Retail consists of cereals, meals, refrigerated and frozen dough products, baking products, snacks, yogurt and organic foods. The Bakeries and Foodservice segment consists of products marketed to retail and wholesale bakeries and offered to the commercial and non-commercial foodservice sectors throughout the United States and Canada, such as restaurants and school cafeterias. The International segment is made up of retail business outside the United States and foodservice business outside of the United States and Canada.

      Our primary product and service categories and our main brands are outlined below:

U.S. Retail

      The U.S. Retail segment accounted for approximately 70% of our total fiscal 2004 net sales. Our principal product categories in the U.S. Retail segment are:

•	Big G Cereals. We produce and sell a number of ready-to-eat cereals, including such well-known brands as CHEERIOS, WHEATIES and TOTAL.

•	Meals. We manufacture and sell several lines of convenient dinner products, including BETTY CROCKER dry packaged dinner mixes, specialty potatoes and instant mashed potatoes, LLOYD’s refrigerated entrees, OLD EL PASO Mexican foods, PROGRESSO soups, and GREEN GIANT canned and frozen vegetables and meal starters.

•	Pillsbury USA. We manufacture and sell refrigerated and frozen dough products, frozen breakfast products and snack products, including a variety of PILLSBURY refrigerated and frozen dough products for cookies, breads and rolls; PILLSBURY frozen waffles and breakfast pastries; and TOTINO’S frozen pizza and snacks.

•	Baking Products. We make and sell a line of dessert, muffin and baking mixes under the BETTY CROCKER trademark; baking mixes under the BISQUICK trademark; and flour under the GOLD MEDAL trademark.

•	Snacks. We produce and market POP SECRET microwave popcorn; lines of grain snacks and fruit snacks; CHEX and GARDETTO’s snack mixes; and BUGLES snacks.

•	Yoplait-Colombo. We manufacture and sell yogurt products, such as YOPLAIT and COLOMBO yogurt, including YOPLAIT WHIPS!, a mousse-like yogurt, and YOPLAIT NOURICHE, a meal replacement yogurt drink.

•	Organic. We produce and market a variety of organic food products under our CASCADIAN FARM and MUIR GLEN trademarks.

Bakeries and Foodservice

      Bakeries and Foodservice accounted for approximately 16% of our total fiscal 2004 net sales. We market mixes and unbaked, par-baked and fully-baked dough products to bakeries, together with branded products and custom products that are offered to commercial and non-commercial foodservice sectors such as school cafeterias, restaurants and convenience stores.

International

      International operations accounted for approximately 14% of our total fiscal 2004 net sales. In Canada, we market products in many categories, including cereals, meals, refrigerated dough products, baking products and snacks. Outside of North America, we offer numerous local brands in addition to such internationally recognized brands as HÄAGEN-DAZS ice cream, OLD EL PASO Mexican foods, GREEN GIANT vegetables, PILLSBURY dough products and mixes, BETTY CROCKER mixes and BUGLES snacks. We also sell mixes and dough products to bakery and foodservice customers outside of the United States and Canada.

Joint Ventures

      In addition to our consolidated operations, we manufacture and sell products through several joint ventures.

      Domestic Joint Ventures. We have a 50% equity interest in 8th Continent, LLC, a joint venture formed with DuPont, to develop and market soy-based beverages. This venture began with a line of 8th CONTINENT soymilk distributed to limited markets in July 2001 and nationally in June 2003.

      International Joint Ventures. We have a 50% equity interest in Cereal Partners Worldwide, a joint venture formed with Nestle, S.A., that distributes cereal products in more than 130 countries and republics. Snack Ventures Europe, our joint venture with PepsiCo, Inc., manufactures and sells snack foods in Holland, France, Belgium, Spain, Portugal, Greece, the Baltics, Hungary and Russia. We have a 40.5% equity interest in Snack Ventures Europe. We have a 50% interest in each of four joint ventures for the manufacture, distribution and marketing of HÄAGEN-DAZS frozen ice cream products and novelties in the following countries: Japan, Korea, Thailand and the Philippines. We also have a 50% equity interest in Seretram, a joint venture with Co-op de Pau for the production of GREEN GIANT canned corn in France.

Concurrent Transactions

      This offering is one of several concurrent transactions that include our repurchase of other shares of our common stock held by the selling stockholder and the offering and sale of equity-linked securities relating to our common stock by Lehman Brothers Holdings Inc. This offering is not contingent on the completion of these other transactions.

      We expect to enter into the following transactions concurrently with this offering:

•	The offering by Lehman Brothers of equity-linked securities that are mandatorily exchangeable into a variable number of shares of our common stock on , 2007. The number of shares to be delivered on exchange will be between and , depending upon the trading price of our common stock during the 20 trading days beginning on , 2007 and ending on , 2007.

•	Our sale to an affiliate of Lehman Brothers of preferred limited liability company interests in our subsidiary, General Mills Cereals, LLC (or a note bearing interest at the same rate as, and convertible into, such preferred limited liability company interests), as described below, in exchange for $ . Lehman Brothers has informed us that the purchase price to be paid to us in this sale will be funded, in part, with the proceeds of the offering of the equity-linked securities as described in the preceding bullet point and the remainder with other funds of Lehman Brothers.

•	Our repurchase from the selling stockholder of shares of our common stock at a per share price equal to the price at which the selling stockholder is selling shares to the underwriters in connection with this offering. We expect to fund this repurchase with the proceeds from our sale to the affiliate of Lehman Brothers of the preferred limited liability company interests as described in the preceding bullet point. If we do not complete this sale of preferred limited liability company interests in time, we expect to fund our purchase from the selling stockholder with proceeds of an issuance to an affiliate of Lehman Brothers of a $ note. This note would bear interest at the same rate as, and would be convertible into, the preferred limited liability company interests. An affiliate of Lehman Brothers would also purchase an additional $ of the preferred limited liability company interests at the time the note is converted.

•	Our entrance into a forward purchase contract with an affiliate of Lehman Brothers in which we agree to sell to that affiliate of Lehman Brothers a number of shares of our common stock based on the same formula described in the first bullet point above and into which the equity-linked securities described above are mandatorily exchangeable, for an aggregate price of $ payable on , 2007.

      The preferred limited liability company interests of General Mills Cereals described in the third bullet point above will initially be entitled to receive preferred distributions at a rate of      % per year through                     , 2007 and thereafter at a rate equal to a fixed spread over the then current three-year U.S. treasury rate. If General Mills Cereals fails to make the required distributions to the holders of the preferred limited liability company interests when due, we will be restricted from paying any dividends on shares of our common stock until such preferred distributions are made. Upon the occurrence of certain events, including a downgrade in our credit ratings below specified levels, specified defaults on our senior debt or our bankruptcy, the holders of the preferred limited liability company interests will be required to exchange such interests for shares of our preference stock. Following                     , 2007, we have the right to repurchase the preferred limited liability company interests of General Mills Cereals and if we do not exercise this right, the interests will be remarketed at a new fixed rate.

      General Mills Cereals is a separate and distinct legal entity from us and our other subsidiaries, and has separate assets, liabilities, businesses and operations. The assets of General Mills Cereals consist primarily of manufacturing assets and intellectual property associated with the production and retail sale in the United States of Big G ready-to-eat cereals, Progresso soups and Old El Paso products. The managing member is a wholly-owned subsidiary of General Mills and directs the business activities and operations of General Mills Cereals. Other than rights to vote on certain matters, holders of preferred interests in General Mills Cereals have no right to direct the management of General Mills Cereals. See Note 9 to our audited consolidated financial statements for fiscal 2004 incorporated by reference into this prospectus supplement and accompanying prospectus for a further description of General Mills Cereals.

      For financial reporting purposes, the assets, liabilities, results of operations and cash flows of General Mills Cereals are included in our consolidated financial statements. Interests in General Mills Cereals held by third-party investors are reflected as minority interests on our consolidated balance sheet, and the preferred distributions to the third-party investors are reflected as interest expense in our consolidated statements of earnings. If we were required to exchange the preferred limited liability company interests for shares of our preference stock, that preference stock would be classified as equity.

      In selling preferred limited liability company interests of General Mills Cereals to an affiliate of Lehman Brothers as part of these concurrent transactions, we expect to recognize approximately $800 million of capital losses for tax purposes. A portion of these capital losses will be used to offset capital gains that we also expect to recognize as a result of the sale of preferred limited liability company interests, and a portion will be available to offset capital gains that we may recognize over the course of the next five years. However, we can not assure you that we will recognize capital losses in the amount that we expect, or at all. To the extent we do not recognize capital losses, we will not be able to offset future capital gains.

      The transactions described above are referred to in the Supplemental Marketing Agreement and Waiver we entered into on June 23, 2004 with Diageo plc and Diageo Atlantic Holding B.V. See “Selling Stockholder — Material Relationships with Selling Stockholder” in the accompanying prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated historical financial data for each of the fiscal years ended May 2000 through 2004 and for the 13-week periods ended August 2003 and 2004. Our fiscal periods end on the last Sunday of each period. Fiscal 2004 was comprised of fifty-three weeks; all other fiscal years were comprised of fifty-two weeks. The selected historical financial data as of May 2004 and May 2003 and for each of the fiscal years ended May 2002 through 2004 have been derived from, and should be read together with, our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual reports and other documents that we have filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected historical financial data as of May 2000, 2001 and 2002 and for the fiscal years ended May 2000 and 2001 have been derived from audited consolidated financial statements not incorporated by reference. The selected historical financial data for the 13-week periods ended August 2003 and 2004 are unaudited and have been derived from, and should be read together with, our unaudited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the quarterly reports and other documents that we have filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. The results of operations for the 13-week period ended August 2004 are not necessarily indicative of the results of operations that may be expected for full fiscal 2005.

	13 Weeks Ended		Fiscal Years Ended

	Aug. 29,	Aug. 24,	May 30,	May 25,	May 26,	May 27,	May 28,
	2004	2003	2004	2003	2002	2001	2000

	(In millions, except per share data )
Financial Results
Earnings per share — basic	$0.48	$0.61	$2.82	$2.49	$1.38	$2.34	$2.05
Earnings per share — diluted	0.47	0.59	2.75	2.43	1.34	2.28	2.00
Dividends per share	0.310	0.275	1.10	1.10	1.10	1.10	1.10
Net sales	2,585	2,518	11,070	10,506	7,949	5,450	5,173
Costs and expenses:
Cost of sales	1,581	1,474	6,584	6,109	4,662	2,841	2,698
Selling, general and administrative	611	591	2,443	2,472	2,070	1,393	1,376
Interest, net	113	134	508	547	416	206	152
Restructuring and other exit costs	40	—	26	62	134	12	—
Earnings before taxes and earnings (losses) of joint ventures	240	319	1,509	1,316	667	998	947
Income taxes	83	112	528	460	239	350	336
Earnings (losses) of joint ventures	26	20	74	61	33	17	3
Earnings before accounting changes	183	227	1,055	917	461	665	614
Accounting changes	—	—	—	—	(3)	—	—
Net earnings	183	227	1,055	917	458	665	614
Net earnings as a % of sales	7.1%	9.0%	9.5%	8.7%	5.8%	12.2%	11.9%
Average common shares:
Basic	379	372	375	369	331	284	299
Diluted	387	382	384	378	342	292	307
Financial Position at Period-End
Total assets	18,351	18,392	18,448	18,227	16,540	5,091	4,574
Land, buildings and equipment, net	3,065	2,997	3,111	2,980	2,764	1,501	1,405
Working capital	601	(51)	458	(265)	(2,310)	(801)	(1,339)
Long-term debt, excluding current portion	7,426	7,523	7,410	7,516	5,591	2,221	1,760
Stockholders’ equity	5,373	4,409	5,248	4,175	3,576	52	(289)

      All sales-related and selling, general and administrative information prior to fiscal 2002 has been restated for the adoption of EITF Issue 01-09.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of August 29, 2004 and as adjusted to give effect to the concurrent sale of preferred limited liability company interests in General Mills Cereals and the use of the proceeds from such sale for the purchase of shares of our common stock from the selling stockholder, assuming that we purchase $750 million of our common stock from the selling stockholder and sell $835 million of preferred limited liability company interests. This offering is not contingent on the completion of these other transactions. This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. Since August 29, 2004 to the date of this prospectus supplement, there has not been any material change in the information set forth below.

	As of August 29, 2004

	Actual	As Adjusted(1)

	(In millions)
Cash and cash equivalents	$480	$480

Short-term debt:
Notes payable(2)	$456	$413
Current portion of long-term debt	180	180

Total short-term debt	636	593
Long-term debt	7,426	7,426

Total debt	8,062	8,019
Minority interests	299	1,134
Stockholders’ equity:
Cumulative preferred stock	—	—
Common stock(3)	5,695	5,653
Retained earnings	3,787	3,787
Less common stock in treasury, at cost	(3,887)	(4,637)
Unearned compensation	(89)	(89)
Accumulated other comprehensive income	(133)	(133)

Total stockholders’ equity	5,373	4,581

Total debt, minority interests and stockholders’ equity	$13,734	$13,734

(1)	In connection with the sale of our shares of common stock by the selling stockholder, we expect to purchase $750 million of shares from the selling stockholder at the same price per share to be paid to the selling stockholder by the underwriters in the offering. At the same time, we intend to sell in a private transaction preferred limited liability company interests in General Mills Cereals in exchange for $835 million, which amounts we intend to use to fund our purchase of shares of our common stock from the selling stockholder and repay short-term debt. If we do not complete the sale of preferred limited liability company interests in time, we expect to fund our purchase from the selling stockholder through the issuance of a note in the amount of $750 million to an affiliate of Lehman Brothers. In that event, long-term debt would initially increase by $750 million and minority interests will not initially change. Upon conversion of that note and an affiliate of Lehman Brothers’ purchase of an additional $85 million of preferred limited liability company interests, long-term debt would decrease by $750 million and minority interests increase by $835 million. You may find additional information regarding the other transactions to be undertaken concurrently with this offering under “Summary — Concurrent Transactions.”

(2)	Reflects a net decrease resulting from repayment of $85 million in short-term debt as described above and from $42 million in fees payable under the forward contract described under “Summary — Concurrent Transactions.”

(3)	Reflects a decrease of $42 million resulting from fees payable under the forward contract described under “Summary — Concurrent Transactions.”

RISK FACTORS

      Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to purchase our common stock. This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements discussed on page S-13.

We are the subject of an ongoing investigation by the SEC, and the SEC’s staff has notified us that the staff intends to recommend that the SEC bring a civil action against us, our Chief Executive Officer and our Chief Financial Officer.

      On October 15, 2003, we announced that the SEC had issued a formal request for information concerning our sales practices and related accounting. On February 3, 2004, we announced that the Staff of the SEC had issued a “Wells notice” reflecting the Staff’s intention to recommend that the SEC bring a civil action against us, our Chief Executive Officer and our Chief Financial Officer. The Staff indicated to us that its intended recommendation focused on at least two disclosure issues related to our U.S. Retail division. First, the Staff believed that we do not adequately disclose the practice of “loading” at the end of fiscal quarters to help meet internal sales targets or the impact of such quarter-end “loading” on current and future period results of operations. We understand the term “loading” in this context to mean the use of discounts or other promotional programs to encourage retailers and wholesalers to increase their purchases of our products. Second, the Staff believed that we had misstated our policy on product returns. The Staff also informed us that its investigation is ongoing. We and our Chief Executive Officer and Chief Financial Officer responded to the Wells notice with a written submission explaining the factual and legal bases for our belief that our sales practices comply with all applicable regulations. The SEC subsequently issued a formal request for additional information in connection with its investigation.

      At this time, it is not possible for us to predict how long the investigation will continue, whether the scope of the investigation will expand, or the possible outcomes of the investigation. If the SEC brings a legal action against us or our Chief Executive Officer or Chief Financial Officer, our business could be adversely affected, and if such action terminates in an outcome adverse to us or them, we or they could be subject to injunctions, fines and other penalties or sanctions. Such developments could impair our business operations and negatively impact our stock price. Regardless of the outcome of the investigation, we expect to continue to incur expenses associated with responding to the SEC’s inquiries and requests. In addition, the efforts and attention of our management team, including our Chief Executive Officer and Chief Financial Officer, who were subjects of the Wells notice, may periodically be diverted from normal business operations.

The food categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations would be adversely affected.

      The food categories in which we participate, including, among others, ready-to-eat cereals, refrigerated yogurt, Mexican products, frozen vegetables and refrigerated dough products, are very competitive. Our principal competitors in these categories all have substantial financial, marketing and other resources. We also compete with private label products offered by supermarkets, mass merchants and other retailers such as club stores. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity and the ability to identify and satisfy consumer preferences. If our large competitors were to decrease their pricing or were to increase their promotional spending, we could choose to do the same, which would adversely affect our margins and profitability. If we did not do the same, our revenues and market share would be adversely affected. Our market share and revenue growth would also be adversely impacted if we were not successful in introducing innovative products in response to changing consumer demands or new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over private label products.

We may be unable to maintain our profit margins in the face of a consolidating retail environment.

      During fiscal 2004, Wal-Mart Stores, Inc. accounted for approximately 14 percent of our consolidated net sales and 19 percent of our sales in the U.S. retail segment. Our five largest customers in the U.S. retail segment together accounted for approximately 43% of that segment’s net sales for fiscal 2003 and 2004. As the retail grocery trade continues to consolidate and mass market retailers become larger, our large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing and increased promotional programs. Further, many of these customers are reducing their inventories to improve efficiency, which can temporarily adversely affect our sales and increasing their emphasis on private label products. If we are unable to use our scale, marketing expertise, product innovation and category leadership positions to respond to these trends, our profitability or volume growth could be negatively impacted by customer demands for lower prices or increased promotional support of our products.

We are major purchasers of many commodities that we use for raw materials and packaging, and price changes for the commodities we depend on may adversely affect our profitability.

      The raw materials used in our business include cereal grains, sugar, dairy products, vegetables, fruits, meats and other agricultural products, as well as plastic and paper packaging materials, operating supplies and energy. These items are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material, packaging and energy costs. If we are unable to increase our prices to offset these increased costs as a result of consumer sensitivity to pricing or otherwise, we may experience reduced margins and profitability. For example, our first quarter net earnings decreased from $227 million in fiscal 2004 to $183 million in fiscal 2005, primarily due to increased commodity and other input costs and costs related to restructuring actions taken during the quarter. We do not fully hedge against changes in commodity prices and the hedging procedures that we do use may not always work as we intend.

If we are not efficient in our production, our profitability could suffer as a result of the highly competitive environment in which we operate.

      Our future success and earnings growth depends in part on our ability to be efficient in the production and manufacture of our products. Our ability to gain additional efficiencies may become more difficult over time as we take advantage of existing opportunities. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions could also weaken our competitive position. Further, many productivity initiatives involve complex reorganization of manufacturing facilities and production lines. Such manufacturing realignment may result in the interruption of production which may negatively impact product volume and margins.

We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.

      Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. In particular, our businesses have been and could continue to be impacted by the popularity of trends such as low carbohydrate diets. Similarly, demand for our products could be affected by concerns regarding the health effects of trans fats, sugar content and processed wheat.

We may be unable to grow our market share or add products that are in faster growing and more profitable categories.

      The food industry’s growth potential is constrained by limited population growth. Our success depends in part on our ability to grow our business faster than populations are growing in the markets that we serve. One way to achieve that growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our future results will also depend on our ability to increase market share in our existing product categories. If we do not succeed in developing innovative products for new and existing categories, our volume growth may slow, which would adversely affect our profitability.

Economic downturns could cause consumers to shift their food purchases from our higher priced premium products to lower priced items.

      The willingness of consumers to purchase premium branded food products depends in part on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more private label or other economy brands. In those circumstances, we could experience a reduction in the volume of sales of higher margin products or a shift in our product mix to lower margin offerings. In addition, as a result of economic conditions or otherwise, we may be unable to raise our prices as a result of increased consumer sensitivity to pricing.

Our international operations are subject to political and economic risks.

      In fiscal 2004, approximately 14% of our consolidated net sales were generated outside of the United States. We are accordingly subject to a number of risks relating to doing business internationally, any of which could significantly harm our business. These risks include:

•	political and economic instability;

•	exchange controls and currency exchange rates;

•	language and other cultural barriers;

•	foreign tax treaties and policies; and

•	restrictions on the transfer of funds to and from foreign countries.

      Our financial performance on a U.S. dollar denominated basis is also subject to fluctuations in currency exchange rates. These fluctuations could cause our results of operations to vary materially from period to period. From time to time, we enter into agreements that are intended to reduce the effects of our exposure to currency fluctuations, but these agreements may not be effective in reducing our exposure.

Concerns with the safety and quality of food products could cause consumers to avoid our products.

      We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain food products or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions. For example, recent concerns regarding obesity could negatively influence consumer perception and acceptance of our products and marketing programs.

If our food products become adulterated or misbranded, we might need to recall those items and may experience product liability claims if consumers are injured as a result.

      We may need to recall some of our products if they become adulterated or misbranded. We may also be liable if the consumption of any of our products causes injury. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in a loss of consumer confidence in our food products, which could have a material adverse effect on our business results and the value of our brands.

New regulations could adversely affect our business.

      Food production and marketing are highly regulated by a variety of federal, state, local and foreign agencies. Changes in laws or regulations that impose additional regulatory requirements on us could increase our cost of doing business or restrict our actions, causing our results of operations to be adversely affected. For example, if regulations limiting advertising to children are enacted, it could adversely affect our sales volume.

If other potentially responsible parties (“PRPs”) are unable to contribute to remediation costs at certain contaminated sites, our costs for remediation could be material.

      We are subject to various federal, state, local and foreign environmental and health and safety laws and regulations. Under certain of these laws, namely the Comprehensive Environmental Response, Compensation and Liability Act and its state counterparts, liability for investigation and remediation of hazardous substance contamination at currently or formerly owned or operated facilities or at third-party waste disposal sites is joint and several. We currently are involved in active remediation efforts at certain sites where we have been named a PRP. If other PRPs at these sites are unable to contribute to remediation costs, we could be held responsible for all or their portion of the remediation costs, and those costs could be material. We cannot assure you that our costs in relation to these environmental matters or compliance with environmental laws in general will not exceed our reserves or otherwise have an adverse effect on our business and results of operations.

We have a substantial amount of indebtedness, which could limit our financing options, consume a substantial portion of our operating cash flow and in some cases adversely affect our ability to pay dividends.

      We have a substantial amount of indebtedness. As of August 29, 2004, we had total adjusted debt and minority interest of approximately $8.7 billion. Adjusted debt equals total debt plus the debt equivalent of leases minus certain cash and cash equivalents and marketable investments, at cost. The agreements under which we have issued indebtedness do not prevent us from incurring additional unsecured indebtedness in the future.

      Our level of indebtedness could have important consequences to holders of our common stock. For example, it:

•	may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

•	will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the funds available to us for other purposes including expansion through acquisitions, capital expenditures, marketing spending and expansion of our product offerings; and

•	may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors.

      Currently, Standard and Poor’s Corporation has ratings of “BBB+” on our publicly held long-term debt and “A-2” on our commercial paper, but this rating is currently on credit watch with negative implications. Moody’s Investors Services, Inc. has ratings of “Baa2” for our long-term debt and “P-2” for our commercial paper. Fitch Ratings, Inc. rates our long-term debt “BBB+” and our commercial paper “F-2.” Dominion Bond Rating Service in Canada currently rates us as “A-low.” Investors should note that a security rating is not a recommendation to buy, hold or sell securities, that it is subject to revision or withdrawal at any time by the assigning rating agency and that each rating should be evaluated independently of any other rating.

      If we do not complete the sale of preferred limited liability company interests in General Mills Cereals as described in “Summary — Concurrent Transactions,” we expect to fund our purchase from the selling stockholder through the issuance of a convertible note in the amount of $750 million to Lehman Brothers. In that event, our total adjusted debt would initially increase by $750 million. See “Summary — Concurrent Transactions.”

Our ability to pay dividends on our common stock may be limited in certain circumstances.

      We expect to sell preferred limited liability company interests of our subsidiary General Mills Cereals in order to finance our repurchase of common stock from the selling stockholder. Holders of those interests are entitled to receive preferred distributions at a rate of      % per year through                     , 2007 and thereafter at a rate equal to a fixed spread over the then current three-year U.S. treasury rate. If General Mills Cereals fails to make the required distributions to the holders of the preferred limited liability company interests when due, we will be restricted from paying any dividends on shares of our common stock until such preferred distributions are made.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We and our representatives may from time to time make written or oral forward-looking statements with respect to our annual or long-term goals, including statements contained in this prospectus supplement and accompanying prospectus, the documents incorporated by reference in this prospectus supplement and accompanying prospectus, our filings with the SEC and our reports to stockholders.

      The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project” or similar expressions identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from historical earnings and those currently anticipated or projected. We caution readers not to place undue reliance on any of our forward-looking statements, which speak only as of the date made.

      In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

      Our future results could be affected by a variety of factors, such as:

•	competitive dynamics in the consumer foods industry and the markets for our products, including new product introductions, advertising activities, pricing actions and promotional activities of our competitors;

•	actions of competitors other than as described above;

•	economic conditions, including changes in inflation rates, interest rates or tax rates;

•	developments in and the outcome of the pending SEC investigation;

•	product development and innovation;

•	consumer acceptance of new products and product improvements;

•	consumer reaction to pricing actions and changes in promotion levels;

•	acquisitions or dispositions of businesses or assets;

•	changes in capital structure;

•	changes in laws and regulations, including changes in accounting standards and labeling and advertising regulation;

•	changes in customer demand for our products;

•	effectiveness of advertising, marketing and promotional programs;

•	changes in consumer behavior, trends and preferences, including weight loss trends and avoidance of certain ingredients;

•	consumer perception of health-related issues, including obesity;

•	changes in purchasing and inventory levels of significant customers;

•	fluctuations in the cost and availability of supply chain resources, including raw materials, packaging and energy;

•	benefit plan expenses due to changes in plan asset values and/or discount rates used to determine plan liabilities;

•	foreign economic conditions, including currency rate fluctuations; and

•	political unrest in foreign markets and economic uncertainty due to terrorism or war.

      Our predictions about future debt reduction could be affected by a variety of factors, including items listed above that could impact future earnings. The debt reduction goals could also be affected by changes in economic conditions or capital market conditions, including interest rates, laws and regulations. We specifically decline to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of our common stock offered by this prospectus supplement and accompanying prospectus.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is listed on The New York Stock Exchange under the symbol “GIS.” The following table sets forth the high and low prices as reported by The New York Stock Exchange for the fiscal quarters indicated.

			Closing Price
	High	Low	at Period End

Fiscal 2003
First quarter	$45.86	$37.38	$41.72
Second quarter	46.24	39.85	45.96
Third quarter	48.18	43.00	44.06
Fourth quarter	46.90	41.43	46.56

Fiscal 2004
First quarter	49.66	45.11	46.25
Second quarter	47.73	43.75	44.43
Third quarter	47.42	44.25	45.09
Fourth quarter	49.17	45.00	46.05

Fiscal 2005
First quarter	48.15	44.72	47.20
Second quarter (through October 1, 2004)	47.62	44.40	45.30

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

      Following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-

U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

      In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits” (which includes effectively connected dividends), subject to certain adjustments. Under applicable Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of Common Stock

      In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the New York Stock Exchange.

U.S. Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

      U.S. backup withholding tax is imposed at the rate of 28% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements.

      Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid the backup withholding rate. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

      The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

      Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement, dated                     , 2004, among us, the selling stockholder, Diageo plc and the underwriters, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

Underwriter	Number of Shares

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.

Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the underwriting commitment of a non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

      The underwriting agreement entitles the underwriters to terminate the underwriting agreement and the offering in certain circumstances prior to the payment and closing date.

      The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price at a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers.

      The following table shows the total public offering price, underwriting commission and proceeds before expenses to the selling stockholder.

Per Share

Public offering price
Underwriting commission
Proceeds, before expenses, to the selling stockholder

If all the shares are not sold at the initial price to the public, the underwriters may change the initial price to the public and the other selling terms.

      The underwriters expect to deliver the shares to purchasers in New York, New York against payment therefore in U.S. dollars on or about                     , 2004.

      We, Diageo plc and the selling stockholder have agreed, except as contemplated in connection with the concurrent transactions described herein, not to sell or transfer any common stock commencing on the date of this prospectus supplement, and ending on the date 60 days after the date of this prospectus supplement, in each case without first obtaining the written consent of the representatives. Specifically, we, Diageo plc and the selling stockholder have agreed not to:

•	offer, sell, contract to sell, pledge, or otherwise dispose of General Mills’ common stock (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by General Mills, Diageo plc or the selling stockholder or any affiliate of General Mills, Diageo plc or the selling stockholder or any person in privity with General Mills, Diageo plc or the selling stockholder or any affiliate of General Mills, Diageo plc or the selling stockholder), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of the common stock; or

•	establish or increase a put equivalent position or liquidate or decrease a call equivalent position as such terms are defined in Rule 16a-1 promulgated under the Securities Exchange Act in respect of any shares of our capital stock or publicly announce an intention to effect any such transaction.

      The restrictions described in this paragraph do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to this offering and the offer and sale of the equity-linked securities by Lehman Brothers or our entrance into, or delivery of shares of our common stock, as described under “Summary — Concurrent Transactions;”

•	the issuance by us of shares of common stock upon the exercise of options or warrants or the conversion of securities outstanding on the date of this prospectus supplement;

•	the issuance by us of common stock or options to purchase common stock under our existing employee (or non-employee director) benefit plans or dividend reinvestment plan; and

•	in the case of the selling stockholder only, the transfer of up to 4,500,000 shares of common stock and related call options by or between the selling shareholder to certain direct and indirect wholly-owned subsidiaries of Diageo plc and Diageo Pension Trust Limited.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

      Until the distribution of the shares is completed, rules of the SEC may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus supplement, the representatives may reduce that short position on behalf of the underwriters by purchasing shares in the open market. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of these purchases.

      Neither we, Diageo plc, the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, Diageo plc, the selling stockholder nor any of the underwriters makes any representation that the representatives will engage in these transactions on behalf of the underwriters or that these transactions, once commenced, will not be discontinued without notice.

      From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and commercial banking services to us, Diageo plc and Diageo US Limited for fees and commissions that we, Diageo plc and Diageo US Limited, as applicable, believe are customary.

      We are also entering into several concurrent transactions with Lehman Brothers as described under “Summary — Concurrent Transactions.”

      We, the selling stockholder and Diageo plc have agreed with the underwriters to indemnify each other against some liabilities relating to this offering, including liabilities under the Securities Act of 1933.

      Our common stock is listed on The New York Stock Exchange under the symbol “GIS.”

UK

      The offering is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the UK Financial Services and Markets Act 2000 (“FSMA”), and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which section 21(1) of FSMA does not apply to General Mills. Each of the Underwriters agrees and acknowledges that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Netherlands

      The common stock may not be offered, transferred, sold or delivered to any individual or legal entity other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities) in the Netherlands.

EXPERTS

      The consolidated financial statements and schedule of General Mills, Inc. and its subsidiaries as of May 30, 2004 and May 25, 2003 and for each of the fiscal years in the three-year period ended May 30, 2004, have been incorporated by reference in this prospectus supplement, the accompanying prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, which report is also incorporated by reference herein and upon the authority of KPMG LLP as experts in accounting and auditing.

LEGAL MATTERS

      Siri S. Marshall, our General Counsel, will pass on the validity of the securities offered in this prospectus supplement and accompanying prospectus for us. As of September 16, 2004, Ms. Marshall owned, directly or indirectly, 71,024 shares of our common stock and has exercisable options to purchase additional shares of our common stock. Wachtell, Lipton, Rosen & Katz, New York, New York, will pass on certain other legal matters for us, and Davis Polk & Wardwell, New York, New York, will pass on certain legal matters for the underwriters. Sullivan & Cromwell LLP, New York, New York, will pass on certain legal matters for the selling stockholder.

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS

      This document is a prospectus supplement that supplements the attached prospectus, which forms a part of a registration statement that we have filed with the SEC. This prospectus supplement contains the terms of the offering of shares of our common stock by the selling stockholder.

      This prospectus supplement and the information incorporated by reference into it may add, update or change information in the attached prospectus. If the information in this prospectus supplement or the information incorporated by reference into it is inconsistent with the attached prospectus, this prospectus supplement or the information incorporated by reference into it will apply and will supercede the information in the accompanying prospectus.

      You should rely on the information contained in or incorporated by reference in this prospectus supplement and the attached prospectus. Neither we nor the underwriters have authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

      To understand the offering of shares of our common stock by the selling stockholder under this prospectus supplement and attached prospectus, you should carefully read this prospectus supplement and attached prospectus. You should also read the documents referred to in “Where You May Find More Information” below for more information about us and our financial statements.

WHERE YOU MAY FIND MORE INFORMATION ABOUT GENERAL MILLS

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public through the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document in our files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and, where applicable, supersede the information included or incorporated by reference in this prospectus or any accompanying prospectus supplement. If information in a document incorporated by reference in this prospectus is inconsistent with this prospectus, then that information will apply and will supersede the information in this prospectus.

      We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we and the selling stockholder sell all of the securities described in this prospectus:

•	Annual Report on Form 10-K for the year ended May 30, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended August 29, 2004;

•	Schedule 14A filed on August 20, 2004 (only with respect to the information incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended May 30, 2004); and

•	Current Reports on Form 8-K filed June 23, 2004, June 30, 2004, September 21, 2004 and September 30, 2004.

      You may request a copy of these filings (excluding exhibits to those documents unless they are specifically incorporated by reference into those documents) at no cost, by writing or telephoning us at the following address and phone number:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426
Attention: Corporate Secretary
(763) 764-2167